# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Camping World Holdings, Inc., CIK 0001669779
CUSIP: 13462K109
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2 Marriott Drive, Lincolnshire, Illinois (IL), 60069
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-17-008175
Filed by CIK 0001683140

## Reporting persons
- CWGS Holding, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 32,584,700; sole dispositive power 0; shared dispositive power 32,584,700; aggregate amount beneficially owned 32,584,700 (41.7% of the class)
- ML Acquisition Company, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 32,584,700; sole dispositive power 0; shared dispositive power 32,584,700; aggregate amount beneficially owned 32,584,700 (41.7% of the class)
- Marcus Lemonis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 155,268; shared voting power 32,584,700; sole dispositive power 155,268; shared dispositive power 32,584,700; aggregate amount beneficially owned 32,739,968 (41.9% of the class)

## Item 1. Issuer
Name of issuer: Camping World Holdings, Inc.
Address of issuer's principal executive offices: 2 Marriott Drive, Lincolnshire, IL, 60069

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

CWGS Holding, LLC
ML Acquisition Company, LLC
Marcus Lemonis
Address of principal business office or, if none, residence: The address of each of the Reporting Persons is c/o Camping World Holdings, Inc., 2 Marriott Drive, Lincolnshire, IL 60069.
Citizenship: CWGS Holding, LLC and ML Acquisition Company, LLC are organized in the State of Delaware. Marcus Lemonis is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of October 31, 2024, based upon 45,491,530 shares of Class A Common Stock outstanding as of October 25, 2024, based on the Issuer'squarterly report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2024. The ownership information assumes the redemption of the common units of CWGS Enterprises, LLC (the "Common LLC Units") held by the Reporting Persons for shares of Class A Common Stock of the Issuer on a one-to-one basis.

CWGS Holding, LLC is the record holder of 32,584,700 Common LLC Units and Mr. Lemonis is the record holder of 155,268 shares of Class A Common Stock. Pursuant to the terms of the CWGS Enterprises, LLC amended and restated limited liability company agreement, the Common LLC Units may be redeemed by the Reporting Persons at any time for shares of Class A Common Stock on a one-for-one basis.

CWGS Holding, LLC is a wholly-owned subsidiary of ML Acquisition Company, LLC. Mr. Lemonis is the sole director of ML Acquisition Company, LLC. As a result, each of ML Acquisition Company, LLC and Mr. Lemonis may be deemed to share beneficial ownership of the securities held of record by CWGS Holding, LLC.

The Reporting Persons previously disclosed their belief that, as of December 31, 2024, CWGS Holding, LLC and ML Acquisition Company, LLC would be dissolved. These dissolutions did not occur as of December 31, 2024. The Reporting Persons do not know when the dissolution may occur in the future. Accordingly, as of December 31, 2024, the number of securities beneficially owned by the Reporting Persons is unchanged from September 30, 2024.
Percent of class: See Item 11 of each of the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 of each of the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 of each of the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 of each of the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 of each of the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Power of Attorney (Filed herewith).

Joint Filing Agreement (incorporated by reference to Exhibit 99 to the Schedule 13G filed by the Reporting Persons on February 10, 2017):

https://www.sec.gov/Archives/edgar/data/1669779/000110465917008175/a17-4168_1ex99.htm

## Signatures
- CWGS Holding, LLC: /s/ Lindsey Christen, Lindsey Christen, Attorney-in-Fact (02/12/2025)
- ML Acquisition Company, LLC: /s/ Lindsey Christen, Lindsey Christen, Attorney-in-Fact (02/12/2025)
- Marcus Lemonis: /s/ Lindsey Christen, Lindsey Christen, Attorney-in-Fact (02/12/2025)